PRIMER CONVENIO MODIFICATORIO AL CONTRATO DE OPCION CELEBRADO ENTRE **MINERA CANAM, S.A. DE C.V.**, REPRESENTADA EN ESTE ACTO POR **JOSE VARGAS LUGO**, A QUIEN EN LO SUCESIVO SE LE DENOMINARA **CANAM** Y LA SOCIEDADES DENOMINADAS **MINERA RIO PANUCO, S.A. DE C.V.**, y **REAL DE PANUCO, S.A. DE C.V.**, REPRESENTADAS POR **JOSE ARMANDO LOPEZ VELAZQUEZ y KARLA ALICIA LOPEZ VILLANUEVA**, EN LO SUCESIVO **LA OTORGANTE y/o MRP**, CONVENIO QUE SUJETAN AL TENOR DE LAS SIGUIENTES DECLARACIONES Y CLAUSULAS:

DECLARACIONES:

I).- Ambas partes manifiestan que el **2 de noviembre de 2019**, celebraron un contrato de opción y exploración minera, al cual para efectos del presente convenio se le denominará en lo sucesivo **EL CONTRATO PRINCIPAL**, respecto a diversas concesiones mineras, el cual se encuentra en trámite de inscripción ante el Registro Público de Minería, solicitud de inscripción que se agrega al presente convenio como **Anexo Uno.**

II).- En este acto y previo a la celebración del presente convenio ambas partes ratifican con las modificaciones que hacen en éste documento, y en todas sus partes el contenido del **CONTRATO PRINCIPAL,** referido en la declaración I) que antecede.

III).- Ambas partes manifiestan que convienen en celebrar el presente convenio a fin de hacer constar en este acto el cumplimiento por parte de **CANAM** con todas y cada una de las obligaciones a su cargo hasta esta fecha derivadas del **CONTRATO PRINCIPAL,** así como para otorgar una prórroga en el término de vigencia del mismo y en consecuencia modificar el calendario de pagos y cumplimiento con la obligación de Inversiones a incurrir por **CANAM** para el ejercicio de la Opción, lo que hacen en los términos y condiciones estipulados en el presente convenio.

IV).- Ambas partes declaran que la personalidad y las facultades que les fueron otorgadas y con las que comparecieron a celebrar el presente convenio modificatorio, a la fecha no les han sido revocadas ni limitadas en forma alguna, y en consecuencia cuentan con plena capacidad legal y representación para la celebración del mismo, lo que manifiestan bajo protesta de decir verdad.

V).- Ambas partes manifiestan que para la celebración del presente instrumento no ha existido error, dolo, violencia, mala fe, lesión, enriquecimiento ilícito, o cualquier otro vicio en el consentimiento que afecte su validez o efectos legales.

En virtud de lo anterior, ambas partes otorgan las siguientes

CLÁUSULAS:

PRIMERA.- AMBAS PARTES en este acto reconocen expresamente y de la manera más amplia a que en derecho haya lugar el total contenido y alcance legal del **CONTRATO**

PRINCIPAL así como el cumplimiento recíproco de las obligaciones a su cargo hasta esta fecha y la subsistencia del contenido de la totalidad del clausulado de dicho instrumento.

SEGUNDA.- AMBAS PARTES convienen en este acto en modificar las siguientes Cláusulas y Artículos **del CONTRATO PRINCIPAL,** con la finalidad de otorgar una prórroga al término de vigencia de la Opción, Inversiones a incurrir y Pagos por parte de **CANAM**, para quedar de la siguiente manera:

"Cláusula Primera. Opción…

1.A. *a* ***CANAM*** *de adquirir el 100% de las acciones representativas del capital social de* ***MRP,*** *que deberá ser titular de todos los Bienes Río Panuco, junto con los respectivos permisos y licencias para su operación dentro de un plazo de* ***7 (siete)*** *años a partir del* ***8 de agosto de 2019 en lo sucesivo la (Fecha de Celebración),*** *o*

1.B. *a* ***CANAM*** *para adquirirla propiedad y/o titularidad de todos los Bienes Río Panuco directamente, a elección exclusiva de* ***CANAM.***

La Opción se concede e inicia el ***8 de agosto de 2019****, y terminará el día* ***8 de agosto de 2026,*** *a menos que se ejerza o se dé por terminada de otro modo, de acuerdo con los términos de este Contrato."*

"Cláusula Segunda. Inversiones…

2.A. *US$1,000,000.00 (un millón de dólares de los Estados Unidos de América 00/100) a más tardar hasta el día* ***8 de agosto de 2020,*** *siendo obligatorio para* ***CANAM*** *y*

2.B. *US$1,000,000.00 (un millón de dólares de los Estados Unidos de América 00/100) a más tardar el día* ***8 de agosto de 2022,*** *siendo obligatorio para* ***CANAM."***

"Cláusula Tercera. Duración. *El presente contrato estará en vigor por un período de* ***7 (siete años),*** *iniciando precisamente el* ***8 de agosto de 2019,*** *y terminando el día* ***8 de agosto de 2026,*** *salvo que se de por terminado anticipadamente conforme a la cláusula novena siguiente.".*

"Cláusula Cuarta. Precio de Compra…

4.A. Ajuste del Precio de Compra.

4.A.i. MRP *hará su mejor esfuerzo para convertirse en legal propietario de un 100% de las Plantas y entregar a* ***CANAM*** *la escritura pública en que conste el correspondiente contrato de compra/venta de la Planta en o antes de la Fecha Fijada para Adquisición de la Planta.*

*Si **MRP** no acredita a satisfacción de **CANAM** que se ha convertido en el legal propietario de un 100% de las Plantas en o antes de la Fecha Fijada para la Adquisición de las Plantas, el Precio de Compra será reducido del pago a realizarse en el **8 de agosto de 2026,** por la cantidad de USD$5,000,000.00 (cinco millones de dólares de los Estados Unidos de América 00/100), quedando liberado **CANAM** de realizar dicho pago, y dándose por ejercida la Opción por el resto de los Bienes Rio Panuco, obligándose **MRP** a formalizar los contratos necesarios para ello según lo requiera **CANAM."***

"Cláusula Quinta. Contraprestación…

5.A. Calendario de pagos.

5.A.vi.** USD$200,000.00 (doscientos mil dólares de los Estados Unidos de América 00/100), el día **2 de noviembre de 2020.

5.A.vii.** USD$750,000.00 (setecientos cincuenta mil dólares de los Estados Unidos de América 00/100), el día **8 de agosto de 2021.

5.A. viii.** USD$2,600,000.00 (dos millones seiscientos mil dólares de los Estados Unidos de América 00/100), el día **8 de agosto de 2022.

5.A. ix.** USD$4,000,000.00 (cuatro millones seiscientos mil dólares de los Estados Unidos de América 00/100), el día **8 de agosto de 2023.

5.A.x.** USD$5,000,000.00 (cinco millones de dólares de los Estados Unidos de América), el día **8 de agosto de 2024.

5.A. xi.** USD$5,000,000.00 (cinco millones de dólares de los Estados Unidos de América), el día **8 de agosto de 2025.

5.A.xii.** USD$5,000,000.00 (cinco millones de dólares de los Estados Unidos de América el día **8 de agosto de 2026,** en el entendido de que dicho pago quedará sujeto a que **MRP** acredite haberse convertido en legal propietario de las Plantas en términos de la cláusula Cuarta sección 4.A. del presente contrato, en caso contrario **CANAM** quedará exenta de hacer dicho pago y se entenderá que habrá ejercido la Opción para adquirir la totalidad del resto de los Bienes Rio Panuco, obligándose **MPR** a formalizar los contratos necesarios para ello según lo requiera **CANAM.".

Para efectos de claridad la prórroga de un año otorgada por virtud del presente convenio modificatorio se entenderá que aplica a cualquier obligación a cargo de **CANAM** aún y cuando no se encuentre prevista expresamente en el presente convenio, incluyendo sin limitar y especialmente aquellas relativas al **Período de la Opción, Gastos, Monto del Gasto, Fecha del Gasto, y Pago en Efectivo.**

TERCERA.- En este acto y por concepto de contraprestación adicional por la prórroga al término de vigencia del Contrato de Opción objeto del presente convenio, **CANAM** paga al **OTORGANTE** la cantidad de **USD$80,000.00 (ochenta mil dólares de los Estados Unidos de América)**, pago que es recibido a plena satisfacción del **OTORGANTE** sirviendo de recibo más eficaz que en derecho corresponda por el mismo, en el entendido de que dicho importe no incluye el correspondiente Impuesto al Valor Agregado, emitiendo en este acto el **OTORGANTE** el comprobante fiscal digital y/o factura electrónica correspondiente a dicho pago a favor de **CANAM.**

CUARTA.- AMBAS PARTES convienen en que **EL CONTRATO PRINCIPAL** subsistirá en todo su contenido en cuanto no haya sido expresamente modificado en términos del presente convenio modificatorio, sujetándose **AMBAS PARTES** a su total cumplimiento de acuerdo con lo establecido en el **CONTRATO PRINCIPAL.**

Firman las partes este convenio modificatorio en Mazatlán, Sinaloa, el **6 de mayo 2020**.

LA OTORGANTE y/o MRP	**CANAM**
[redacted] **MINERA RIO PANUCO, S.A. DE C.V.** **REAL DE PANUCO, S.A. DE C.V.** **Por conducto de su representante legal** **Sr. José Armando López Velázquez.** [redacted] **Srta. Karla Alicia López Villanueva.** **Accionista MRP.**	[redacted] **MINERA CANAM, S.A. DE C.V.** **Por conducto de su representante legal** **José Vargas Lugo.**

Directorio de Anexos.
Anexo Uno.- Solicitud de inscripción ante Registro Público de Minería del CONTRATO PRINCIPAL.

English Translation for Information Purposes.

FIRST AMENDMENT AGREEMENT TO THE OPTION EXECUTED BETWEEN **MINERA CANAM, S.A. DE C.V.**, REPRESENTED BY **MR. JOSE VARGAS LUGO,** WHO WILL BE REFERRED TO AS **CANAM**, AND **MINERA RIO PANUCO, S.A. DE C.V., REAL DE PANUCO, S.A. DE C.V.**, REPRESENTED BY **JOSE ARMANDO LOPEZ VELAZQUEZ** AND **KARLA ALICIA LOPEZ VILLANUEVA,** REFERRED TO AS **THE GRANTOR** AND/OR **MRP**, AGREEMENT SUBJECT TO THE FOLLOWING RECITALS AND CLAUSES:

RECITALS:

I).- Both parties declare that on **November 2nd, 2019,** they executed an option and mining exploration agreement which shall be referred to as the **PRINCIPAL AGREEMENT,** respect to diverse mining concessions, which is in process of record before the Public Mining Registry, application which copy is attached as **Annex One.**

II). - Both parties hereby ratify with all amendments as included in this document and in all of its content the **PRINCIPAL AGREEMENT** as referred to in I) above.

III).- Both parties hereby ratify agree to execute this amendment in order to attest to the compliance as of this date, of all obligations on **CANAM´s** part as stipulated in the **PRINCIPAL AGREEMENT,** an to grant an extension on the term of validity of said agreement consequently amending the payment schedule, investment expenditures, and other related obligations for **CANAM** to exercise the Option, as convened in this amendment agreement.

IV). - Both parties state that the representation by which they appear to execute this amendment agreement have not been modified, revoked or limited in any manner, and thus have full legal representation an capacity to execute this agreement.

V).- Both parties declare that for execution of this instrument there has been no error, misconduct, violence, bad faith, harm, or illicit enrichment or any other vice that may void the validity and legal effect of this agreement.

By virtue of the above the parties grant the following:

CLAUSES:

FIRST. - BOTH PARTIES hereby acknowledge in the broadest manner as legally allowed the full content and legal effects of the **PRINCIPAL AGREEMENT,** as the reciprocal compliance on obligations on each other's part as of this date, as well as the subsistence of the total content of the covenants as provided in such agreement.

SECOND. - BOTH PARTIES hereby amend the following clauses and articles of the **PRINCIPAL AGREEMENT,** in order to grant an extension to the term period of the Option, Investment expenditures and Payments on **CANAM´s** part to remain as follows:

"Clause First. Option…

1.A. *for* ***CANAM*** *to acquire 100% of all representative shares of* ***MRP,*** *whom shall own all Rio Panuco Assets, along with their respective permits and licenses for operation within a term of* ***7 (seven)*** *years from* ***August 8th, 2019 (Execution Date),*** *or*

1.B. *for* ***CANAM*** *to directly acquire the property and/or title of all Rio Panuco Assets, to the exclusive election of* ***CANAM.***

The Option is granted and shall commence on ***August 8th, 2019,*** *and shall terminate on* ***August 8th, 2026,*** *unless it is exercised or terminated in any other way, in terms of this Agreement".*

"Clause Second. Investments…

2.A. *USD$1,000,000.00 (one million USD), on or before* ***August 8th, 2020*** *being mandatory for* ***CANAM,*** *and*

2.B. *USD$1,000,000.00 (one million USD), on or before* ***August 8th, 2022*** *being mandatory for* ***CANAM."***

"Clause Third. Duration Period Term. *This agreement shall be in effect for a period of* ***7(seven)*** *years, commencing precisely on* ***August 8th, 2019,*** *and terminating on* ***August 8th, 2026,*** *unless it is terminated earlier according to clause Ninth of this agreement."*

"Clause Fourth. Purchase Price…

4.A. Adjustment on Purchase Price.

4.A.i. MRP *shall do its best effort to acquire 100% interest and become legal owner of the Plants and to provide to* ***CANAM*** *the notarial deed as evidence of such purchase agreement related to the Plant on or before the Plant Target Date.*

If ***MRP*** *does not provide satisfactory evidence to* ***CANAM*** *on or before the Plant Target Date that it has become legal owner of 100% interest of the Plants the Purchase Price*

*will be reduced by USDS5,000,000.00 (five million dollars USD) from the payment scheduled for **August 8th, 2026,** exempting and releasing **CANAM** from such payment, in the acknowledgement that the Option has been exercised for the rest of the Rio Panuco Assets, and consequently **MRP** shall provide, execute and grant all necessary documents to formalize such agreements as required by **CANAM.**"*

"Clause Fifth. Consideration…

5.A. Schedule of payments.

5.A.vi.** USDS200,000.00 on **November 2nd, 2020.

5.A.vii.** USDS750,000.00 on **August 8th, 2021.

5.A. viii.** USDS2,600,000.00 on **August 8th, 2022.

5.A. ix.** USDS4,000,000.00 on **August 8th, 2023.

5.A.x.** USDS5,000,000.00 on **August 8th, 2024.

5.A. xi.** USDS5,000,000.00 on **August 8th, 2025.

5.A.xii.** USDS5,000,000.00 on **August 8th, 2026,** payment that shall be subject to **MRP** providing satisfactory evidence of having acquired 100% interest and become legal owner of the Plants as provided in clause Fourth section 4.A. above, if such evidence is not provided, **CANAM** shall be exempted and released form paying such amount in the acknowledgement that it has exercised the Option and has acquired the rest of the Rio Panuco Assets, therefore **MPR** shall provide, execute and grant any document to formalize such agreements as required by **CANAM".

For further clarity, the extension hereby granted of an additional one year term, shall be understood as applicable to any obligation or commitment acquired by **CANAM** even if such provision has not been expressly included in this amendment agreement, including without limiting and specially those related to **Duration Term of Option, Investments and Expenditures, Amounts of Expenditures, Dates of Expenditures and Cash Payments.**

THIRD.- CANAM hereby pays the **GRANTOR** an additional consideration of **USDS80,000.00** for the extension of an additional one year on the Duration Term of the Principal Agreement in the terms and conditions set forth in this Amendment Agreement, having the **GRANTOR** provided receipt of such payment in the acknowledgement that it does not include applicable Value Added Tax, and delivering the tax receipt as required by applicable tax Law .

FOURTH.- BOTH PARTIES agree that the **Principal Agreement** shall subsist in all of its content in whatever has not been expressly amended in terms of this amendment

Page Redacted in full:
Contains personal identification of the signing authority of Canam Alpine Ventures Ltd.

[redacted]

- - - EL SUSCRITO LICENCIADO **JESUS ERNESTO CARDENAS FONSECA**, NOTARIO EN EL ESTADO DE SINALOA, DE LOS ESTADOS UNIDOS MEXICANOS, TITULAR DE LA NOTARÍA PÚBLICA NÚMERO CIENTO CINCUENTA Y CUATRO, CON EJERCICIO Y RESIDENCIA EN ÉSTA MUNICIPALIDAD, **C E R T I F I C O:** QUE **ANTE MI** FIRMO Y RATIFICO EL CONTENIDO DEL DOCUMENTO QUE ANTECEDE EN (8) OCHO HOJAS, TAMAÑO CARTA, FRENTE, EL SEÑOR: don **JOSE VARGAS LUGO**, EN SU CARÁCTER DE APODERADO LEGAL PARA PLEITOS Y COBRANZAS, ACTOS DE ADMINISTRCION DE LA SOCIEDAD DENOMINADA, **"MINERA CANAM" SOCIEDAD ANONIMA DE CAPITAL VARIABLE,** QUIEN PARA ACREDITAR LA LEGAL EXISTENCIA DE SU REPRESENTADA ASI COMO LA PERSONALIDAD CON QUE COMPARECE, ME EXHIBE COPIA FOTOSTICA CERTIFICADA DE LA ESCRITURA PUBLICA NUMERO (18,428) DIECIOCHO MIL CUATROSCIENTOS VEINTIOCHO, VOLUMEN (XXVI) VIGESIMO SEXTO, LIBRO CINCO, DE FECHA SEIS DE AGOSTO DEL AÑO DOS MIL DIECINUEVE, PASADA ANTE EL PROTOCOLO DEL SUSCRITO NOTARIO; QUE CONTIENE LA CONSTITUCION DE LA SOCIEDAD DE NATURALEZA MERCANTIL DENOMINADA **"MINERA CANAM" SOCIEDAD ANONIMA DE CAPITAL VARIABLE,** DE LA QUE, EN LO CONDUCENTE TEXTUALMENTE TRANSCRIBO LO SIGUIENTE:- ...." *AL SEÑOR **JOSE VARGAS LUGO**, SE LE OTORGAN TODAS LAS FACULTADES EXPRESADAS EN LA REFERIDA CLAUSULA **DECIMA SEXTA** A EXCEPCION DE LAS FACULTADES DE DOMINIO; LAS CULES SE TRANSCRIBEN A CONTINUACION:*---

- - - **A).- PODER GENERAL PARA PLEITOS Y COBRANZAS,** CON TODAS LAS FACULTADES GENERALES Y LAS ESPECIALES QUE REQUIERAN CLÁUSULA ESPECIAL CONFORME A LA LEY Y SIN LIMITACIÓN ALGUNA.---

- - - **B).- PODER GENERAL AMPLÍSIMO PARA ACTOS DE ADMINISTRACIÓN**, CON TODAS LAS FACULTADES GENERALES Y AUN LAS ESPECIALES QUE REQUIERAN CLÁUSULA ESPECIAL CONFORME A LA LEY EN LOS TÉRMINOS DEL SEGUNDO PÁRRAFO DEL ARTÍCULO (2,436) DOS MIL CUATROCIENTOS TREINTA Y SEIS DEL CÓDIGO CIVIL PARA EL ESTADO DE SINALOA.---

- - - **D).- PODER GENERAL PARA OTORGAR, FIRMAR, LIBRAR, ACEPTAR, HACER, SUSCRIBIR, ENDOSAR Y GARANTIZAR TODA CLASE DE TÍTULOS DE CRÉDITO,** DE CONFORMIDAD CON LOS ARTÍCULOS NOVENO, DÉCIMO Y OCHENTA Y CINCO DE LA LEY GENERAL DE TÍTULOS Y OPERACIONES DE CRÉDITO A NOMBRE Y POR CUENTA DE LA SOCIEDAD.---

- - - **E).- PODER GENERAL,** PARA MANEJAR, ABRIR Y CANCELAR CUENTAS BANCARIAS Y DE VALORES DE LA SOCIEDAD, HACER DEPÓSITOS Y GIRAR CONTRA ESTAS Y DESIGNAR O AUTORIZAR A OTRAS PERSONAS PARA LOS EFECTOS ANTERIORES; ---------------------

- - - **F).- PODER GENERAL PARA ACTOS DE ADMINISTRACIÓN EN EL ÁREA LABORAL.** A FIN DE QUE ASISTA EN REPRESENTACIÓN DE LA SOCIEDAD, EN LOS TÉRMINOS DEL ARTÍCULO (11) ONCE, (692) SEISCIENTOS NOVENTA Y DOS, FRACCIONES (LL) DOS Y (LLI) TRES Y (695) SEISCIENTOS NOVENTA Y CINCO DE LA LEY FEDERAL DEL TRABAJO.----------

- - - **G).- PODER GENERAL PARA CELEBRAR CONVENIOS CON EL GOBIERNO FEDERAL,** EN LOS TÉRMINOS DE LAS FRACCIONES (I) PRIMERA Y (IV) CUARTA DEL ARTICULO (27) VEINTISIETE CONSTITUCIONAL; ---

- - - **H).- PODER PARA OTORGAR PODERES GENERALES O ESPECIALES DENTRO DEL ÁMBITO DE PODERES Y FACULTADES CONFERIDOS Y PODER PARA REVOCARLOS Y OTORGARLOS.-** CON O SIN FACULTADES DE SUSTITUCIÓN O, CON O SIN FACULTADES PARA OTORGAR PODERES DENTRO DEL ÁMBITO DE FACULTADES Y PODERES OTORGADOS AL APODERADO O APODERADOS CORRESPONDIENTES, TENIENDO LA FACULTAD DE REVOCAR CUALESQUIER SUSTITUCIONES DE PODER O PODERES OTORGADOS SEGÚN LO ESTIMEN CONVENIENTE, INCLUYENDO AQUELLOS PODERES OTORGADOS POR LA ASAMBLEA GENERAL DE SOCIOS. ...." **DOY FE** QUE LO ANTERIORMENTE INSERTO CONCUERDA FIEL Y EXACTAMENTE CON EL DOCUMENTO QUE TUVE A LA VISTA. EL COMPARECIENTE MANIFIESTA BAJO PROTESTA DE DECIR VERDAD QUE A LA FECHA NO TIENE CONOCIMIENTO DE QUE LE HAYA SIDO REVOCADAS O MODIFICADAS SUS FACULTADES. EL COMPARECIENTE POR SUS GENERALES MANIFESTO SER: **JOSE VARGAS LUGO,** DE NACIONALIDAD MEXICANA, CASADO, MEDICO, NACIDO EL DIA VEINTE DE AGOSTO DEL AÑO MIL NOVECIENTOS SESENTA Y UNO, ORIGINARIO DE

MOCORITO, SINALOA, CON DOMICILIO ACTUAL EN CALLE IGNACIO ZARAGOZA, NUMERO OCHO, COLONIA CENTRO, MOCORITO, SINALOA, CON REGISTRO FEDERAL DE CAUSANTES NÚMERO **VALJ6108208BA**, SIN ACREDITARLO CON LA CEDULA DE IDENTIFICACIÓN FISCAL Y CON CLAVE UNICA DE REGISTRO NACIONAL DE POBLACION NUMERO **VALJ610820HSLRGS02** AL CORRIENTE EN EL PAGO DEL IMPUESTO FEDERAL SOBRE LA RENTA SIN COMPRONARLO; QUIEN SE IDENTIFICA CREDENCIAL PARA VOTAR EXPEDIDAS POR EL INSTITUTO NACIONAL ELECTORAL; DOCUMENTO QUE EN COPIA FOTOSTATICA SIMPLE SE ANEXA A LA PRESENTE CERTIFICACIÓN.--

- - - EL DOCUMENTO CUYO CONTENIDO Y FIRMA QUE SE RATIFICA NO FUE ELABORADO POR EL SUSCRITO NOTARIO.--

- - - MAZATLAN, SINALOA, DE LOS ESTADOS UNIDOS MEXICANOS, A LOS DOCE DIAS DEL MES DE MAYO DEL AÑO DOS MIL VEINTE.- **DOY FE.**--

Lic. Jesus Ernesto Cardenas Fonseca Notario Público No. 154 Estados Unidos Mexicanos Mazatlán, Sin. Méx.

LIC. JESUS ERNESTO CARDENAS FONSECA
NOTARIO NO. 154
CAFJ-500923-AF2

FMM*

[redacted]